[COMPANY LETTERHEAD]
April 8, 2011
VIA EDGAR AND FACSIMILE
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Ms. Pamela Long Ms. Chambre Malone Mr. Kevin Stertzel Ms. Anne McConnell Ms. Jennifer Hardy

Re:	Air Lease Corporation
Registration Statement on Form S-1 (File No. 333-171734); and
Registration Statement on Form 8-A (File No. 001-35121)

Acceleration Request
     Requested Date: April 8, 2011
Requested Time: 5:00 P.M. Eastern Time
Ladies and Gentlemen:
     Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Air Lease Corporation (the “Company”) hereby respectfully requests that the above-referenced registration statement on Form S-1 (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above, or as soon thereafter as practicable, or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”). The Company also requests that the above-referenced registration statement on Form 8-A filed with the Commission on April 4, 2011 (the “Form 8-A”) be declared effective concurrently with the Registration Statement.

U.S. Securities and Exchange Commission
April 8, 2011

     The Company hereby authorizes each of Robert B. Knauss, Mark H. Kim and Katherine Ku of Munger, Tolles & Olson LLP, counsel to the Company, to make such request on our behalf.
     In connection with this acceleration request, the Company hereby acknowledges that:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert comments that it has received from the Staff and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.
     We request that we be notified of the effectiveness of the Registration Statement by telephone call to Mr. Knauss at (213) 683-9137, Mr. Kim at (213) 683-9144 or Ms. Ku at (213) 683-9243. Please also provide a copy of the Commission’s order declaring the Registration Statement effective to Ms. Ku via facsimile at (213) 683-4043 and via mail at Munger, Tolles & Olson LLP, 355 South Grand Avenue, 35th Floor, Los Angeles, California 90071-1560.
     Under separate cover, J. P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC, as representatives of the underwriters of the issuance of the securities being registered, are sending the Commission a letter joining in this request for acceleration of the effective date of the Registration Statement. The representatives will also provide you with information with respect to the status of the Financial Industry Regulatory Authority’s review of the Registration Statement prior to the effective date, including acknowledgment of their obligations under FINRA Rule 5110.
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U.S. Securities and Exchange Commission
April 8, 2011

     Please direct any questions or comments regarding this acceleration request to Mr. Knauss at (213) 683-9137, Mr. Kim at (213) 683-9144 or Ms. Ku at (213) 683-9243.

Very truly yours,

AIR LEASE CORPORATION

/s/ Grant A. Levy

By:	Grant A. Levy
Title:	Executive Vice President, General
Counsel and Secretary

cc:	Steven F. Udvar-Házy, Chairman and Chief Executive Officer
John L. Plueger, President and Chief Operating Officer
Robert B. Knauss, Munger, Tolles & Olson LLP
Mark H. Kim, Munger, Tolles & Olson LLP
Joseph A. Hall, Davis Polk & Wardwell LLP